UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Heartfoods Group, PBC

Legal status of issuer

> ***Form***
> Public Benefit Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> October 29, 2020

Physical address of issuer
1010 C Street, Bellingham, WA 98225

Website of issuer
http://www.heartfoods.co

Name of co-issuer
HeartFoods I, a series of Wefunder SVP, LLC

Legal status of co-issuer

> ***Form***

Series LLC

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 4, 2021

Physical address of co-issuer
4104 24th St., PMB 8113, San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$74,378.00	$5,798.00
Cash & Cash Equivalents	$74,378.00	$5,798.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$396,425.00	$122,760.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$205,085.00	-$123,462.00


January 25, 2024

FORM C-AR

(for Reporting Years 2021 and 2022)

HeartFoods Group, PBC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by HeartFoods Group, PBC, a Delaware Public Benefit Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.heartfoods.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is January 25, 2024

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results

of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

HeartFoods Group, PBC (the "Company") is a Delaware Public Benefit Corporation, formed on October 29, 2020.

The Company is located at 1010 C Street, Bellingham, WA 98225.

The Company's website is http://www.heartfoods.co.

The information available on or through our website is not a part of this Form C-AR.

HeartFoods I (the "Co-Issuer") is a series of Wefunder SPV, LLC, Delaware Limited Liability Company, formed on November 4, 2021.

The Co-Issuer is located at 4104 24th St., PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

HeartFoods, an Agri-FoodTech and Cleantech company, is a design-build-operate entity contracting with business customers to custom build their own modular BioLoopTech™ System that recycles the energy, nutrients, water and carbon from food and crop waste to produce green power, capture CO_2 and create a biological "live culture" liquid fertilizer,

RISK FACTORS

Risks Related to the Company's Business and Industry

Although designed with years of engineering and scientific experience, any biological system is subject to physical threats and impacts from unexpected conditions such as weather, infestation, etc. These tail-end risks could drastically affect the business.

Ongoing success is dependent on keeping solid partnerships with companies providing service and/or equipment.
The disruption of a key partnership could slow operations until a suitable remedy is in place.

There is a risk that the current popularity of fresh, local, organic food will wane over time; making the offerings less marketable.

We may not achieve full net-zero energy, water, waste and carbon footprints in a location even though we strive to meet net zero goals at every operation.

We are a newly formed entity with a limited operating history and a novel business model, which makes our future performance difficult to predict.
In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets.

Unforeseen events, such as pandemics, political and social unrest, natural disasters, strikes, macroeconomic changes and/or riots can have a significant effect on the business operations and revenue projections.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and procedures of public companies.
There is no guarantee that there are no significant deficiencies or material weaknesses in the quality of our financial and disclosure controls and procedures.

Mark Buehrer, CEO, and Janet "Jessie" Buehrer, CFO, founders, and owners of an engineering consulting company, have started as part-time officers during initial startup phase. A full time COO is planned to be hired as soon as practicable. As such, the Company may not make the same progress as it would, if the founders had no other business concerns.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Mark Buehrer, PE and Janet "Jessie" Buehrer are part-time officers.
As such, it is likely that the Company will not make the same progress as it would if that were not the case.

Transactions with Related Parties and Conflicts of Interest.
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor is deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

HeartFoods, an Agri-FoodTech and Cleantech company, is a design-build-operate entity contracting with business customers to custom build their own modular BioLoopTech™ System that recycles the energy, nutrients, water and carbon from food and crop waste to produce green power, capture CO_2 and create a biological "live culture" liquid fertilizer,

Business Plan - The Company

HeartFoods is a design-build-operate entity contracting with commercial, industrial and agricultural customers to custom build their own modular BioLoopTech™ System. We design and build the system, including the equipment, set-up and start-up of the modular onsite operations. We train the local operational personnel in food waste and/or farm waste collection, processing and production. We provide ongoing monthly supply of biological additives and operational technical support via HeartFoods' remote monitoring and controls. HeartFoods created and

developed the BioLoopTech™ System to recycle food and crop waste with a closed loop net zero design goal that includes net zero energy, net zero waste, net zero water and net zero carbon. The innovations of a HeartFoods facility demonstrate new ways for handling food and crop waste, sustainable local food production, carbon reduction and reuse, and green energy production. The HeartFoods green energy system includes the operation of the unique HeartFoods fuel cell design and application. This system generates green power (electricity, heat and water) from the food waste biogas production. It also captures the CO_2 from the fuel cell system which can be converted to a food-grade liquid CO_2 for onsite uses, customer sales or be directed into onsite grow rooms for increased crop growth

Business Plan - The Co-Issuer

HeartFoods I (the "Co-Issuer") was formed by or on behalf of the Company on November 4, 2021 in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the Investment Company Act of 1940 (the "IC Act") provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's securities;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
HeartFoods	The HeartFoods proprietary technology and intellectual property is used to process food and crop waste to capture energy, nutrients, water and carbon is a unique combination of anaerobic digestion, green power (via fuel cell system) and biological fertilizer production which is part of our core BioLoopTech™ technology system.	The HeartFoods Business to Business (B2B) markets include local community farms, controlled environment agriculture (CEA), regenerative agriculture applications, food processing and manufacturing plants and controlled environment agriculture facilities.

The HeartFoods startup phase has used equity community funding to develop pilot testing of key technical systems, create marketing collateral and support of startup business expenses. We project that the HeartFoods BioLoopTech™ System , following series seed funding, will sell 10 new systems by year two, 50 by year three, 250 by year four, and so on (a 5X growth per year). HeartFoods estimates a 7.5% profit margin on each sale, along with operational fees charged to customers for ongoing product additives and technical support. Each customer's owned and operated BioLoopTech™ System will be its own profit center and entity. These projections and estimates constitute "forward-looking statements" and are not guaranteed.

The Company's design-build-operate business model contracts with customers to install their own the modular HeartFoods BioLoopTech™ System that is built in a shop and delivered to any location around the world, including the equipment, set-up and start-up operations.

Competition

We understand that isolated segments of our offering may be available through competition, but the HeartFoods whole systems/integrated design, is novel and include two Intellectual Properties.

The AgriFoodTech and Cleantech precedent, proven sustainable tech, whole systems/integrated design, provides local food security and jobs, food transport cost avoidance, proprietary organic fertilizers, year-round food freshness and sequestration, replicable worldwide locations, stimulate local "circular" economies.

Supply Chain and Customer Base

The Company will source equipment, parts and products from various suppliers that are used to build the HeartFoods modular components that are sold to customers. Some vendors include WaterTectonics, Chomp, h2e Power, and iFarm to supply and assemble the modular components

including digesters, fuel cell system, and vertical grow room equipment. The final contracts with the vendors are still under negotiation.

The HeartFoods Business to Business (B2B) customers will include local community farms, controlled environment agriculture (CEA), commercial regenerative agriculture farms, food processing and manufacturing plants and controlled environment agriculture facilities. Customer include local, national and international businesses.

Intellectual Property

The Company is dependent on the following intellectual property:

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
98373958	IC 007: HeartFoods is an AgriFoodTech company, recycling food waste to create marketable resources. We custom design and build our modular BioLoopTech system for our customers that includes: anaerobic digester, biogas fuel cell system for green energy, liquid biological fertilizer production system (our IP), remote monitoring, and process controls and modular containers for the equipment.	BioLoopTech	1/24/24	Pending	US

Governmental/Regulatory Approval and Compliance

Our business will be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 1010 C Street, Bellingham, WA 98225

The Company conducts business in Washington.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mark Buehrer, PE

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President and CEO, inception-present CFO, inception-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

HeartFoods Group, PBC, Director, President and CEO , inception-present
2020 Engineering, Founder and Director, 1995-present

Education

Ohio Northern University, BS Civil Engineering Professional Civil Engineer

Name

Janet Buehrer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Business Manager, VP and CFO, inception-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

HeartFoods Group, PBC, Director, Business Manager, VP and CFO, inception-present
2020 Engineering, Business Manager and Owner, 2004-present

Education

Over forty years of corporate experience, including related business, accounting and marketing classes and training.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 2 employees in Washington.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	12,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the SAFE's issued pursuant to Regulation CF	The securities into which SAFE's convert will be subject to dilution if/when the Company issues new shares of Common Stock.

Type of security	Options
Amount outstanding	3,000,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the SAFE's issued pursuant to Regulation CF	The securities into which SAFE's convert will be subject to dilution if/when the Options are exercised.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$202,492.00
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the SAFE's issued pursuant to Regulation CF	N/A

Other than as described above, there are no material differences between the SAFE's issued pursuant to Regulation CF and other securities of the Company.

OUTSTANDING DEBT

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	2020 Engineering
Amount outstanding	$33,055.00
Interest rate and payment schedule	0.0%
Amortization schedule	Payable in one lump sum.
Describe any collateral or security	N/A
Maturity date	December 31, 2024
Other material terms	N/A

Type of debt	SAFE
Name of creditor	Various Investors
Amount outstanding	$202,492.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	During 2022, the Company entered into simple agreements for future equity ("SAFE securities") with investors, for gross proceeds of $247,492 reduced by reimbursement in the amount of $45,000 to related stockholder for net proceeds of $202,492. The SAFE securities did not bear interest nor contain a maturity date and have a discount rate of 70%. The discount rate is applicable to the price of preferred stock sold during a qualified equity financing for conversion of SAFE agreements. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the discount price.

At the end of 2022, the total amount of outstanding debt of the Company was $235,547.00.

PRIOR OFFERINGS

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,380	$1,380.00	General Operations	October 1, 2020	Section 4(a)(2)
Common Stock	5,000	$5,000.00	General Operations	September 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	247,492.00	$247,492.00	Hiring Sales, Operations, lab managers, and consultants, engineering design templates, contracts and equipment, portions of startup costs, and Wefunder fees	November 5, 2021	Regulation CF

Ownership of the Company

HeartFoods Group PBC is 100% owned by Wellspring Northwest LLC, which is owned by HeartFoods founders Mark and Janet Buehrer.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Wellspring Northwest, LLC*	100.0%

*The sole beneficial owners are Mark and Janet Buehrer.

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities: SAFE's in the principal amount of $202,492.00

The Co-Issuer has the following debt outstanding: $0

The Co-Issuer has conducted the following offerings in the past 3 years.

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	247,492.00	$247,492.00	N/A	November 5, 2021	Regulation CF

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
-$205,085.00	$0.00	$0.00

Operations

Our Company was organized in October 2020 and has limited operations upon which prospective investors may base an evaluation of its performance. -Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $0. -Assets. As of December 31, 2020, the Company had total assets of $8,024, including $1,500 in cash. -Net Income. The Company has had net income of $0 for 2020. -Liabilities. The Company's liabilities totaled $6,524 for 2020. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. As a startup there are no material changes or trends in our finances or operations that occurred since the date that our financials cover. The Company completed its community equity round in 2022 and obtained successful results with its funded pilot studies. It is currently seeking Series Seed funds of $3M. Following the Series Seed Offering, the company expects to adequate cash flow from sales to be profitable by end of 2026. The Company's significant challenges include developing and marketing a new type of product and operating services in a well-established and competitive environment, and challenges from sourcing consistent equipment, parts and materials from third-party manufacturers

The Company intends to achieve profitability by end of the second year after the $3M series seed funding is secured. The proceeds of the series seed round will be used to set up basic operations, hire staff, establish marketing strategies, close sales and delivery of sold projects' products and maintaining ongoing technical remote support.

Liquidity and Capital Resources

On November 5, 2021, the Company conducted an offering pursuant to Regulation CF and raised $247,492.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Securities by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of the Securities may be deemed to be a related party transaction by and among the Issuers of the Securities in the Offering.

In addition to the Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	2020 Engineering
Relationship to the Company	Officer/Director's Company
Total amount of money involved	$80,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Cash proceeds
Description of the transaction	Loan

Company Securities

Related Person/Entity	Wellspring Northwest, LLC
Relationship to the Company	Sole owner of the Company
Total amount of money involved	$1,380.00
Benefits or compensation received by related person	Equity in the Company
Benefits or compensation received by Company	Cash proceeds
Description of the transaction	Priced Round

Related Person/Entity	Wellspring Northwest, LLC
Relationship to the Company	Sole owner of the Company
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	Equity in the Company
Benefits or compensation received by Company	Cash proceeds
Description of the transaction	Priced Round

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Mark Buehrer
(Signature)

Mark Buehrer
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Tommarello
(Signature)

Nicholas Tommarello
(Name)

CEO of Wefunder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Janet Buehrer
(Signature)

Janet Buehrer
(Name)

Business Manager, VP, and CFO
(Title)

1/25/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company

EXHIBIT A

Financial Statements of Company

HEARTFOODS GROUP, PBC
A Delaware Corporation

Financial Statements and
Independent Accountants' Review Report

December 31, 2022 and 2021

HEARTFOODS GROUP, PBC

Years Ended December 31, 2022 and 2021

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of HeartFoods Group, PBC
Bellingham, WA

We have reviewed the accompanying financial statements of HeartFoods Group, PBC ("the Company") (a Delaware corporation), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 of the financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of HeartFoods Group, PBC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
December 7, 2023

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

HEARTFOODS GROUP, PBC
BALANCE SHEETS

December 31, 2022 and 2021

Assets				
		2022		2021
Current assets				
Cash and cash equivalents		**74,378**		**5,798**
Total current assets		**74,378**		5,798
Total assets	**$**	**74,378**	**$**	**5,798**
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities				
Accounts payable	$	4,878	$	-
Accrued expenses		156,000		78,000
Related party advances		33,055		44,760
SAFE notes payable		202,492		-
Total current liabilities		**396,425**		**122,760**
Total liabilities		**396,425**		**122,760**
Stockholders' equity (deficit)				
Common stock, $0.00001 par value, 12,000,000 shares authorized; 12,000,000 shares issued and outstanding		**120**		120
Additional paid-in capital		**6,380**		6,380
Retained earnings		**(328,547)**		(123,462)
Total stockholders' equity (deficit)		**(322,047)**		(116,962)
Total liabilities and stockholders' equity (deficit)	**$**	**74,378**	$	5,798

See independent accountants' review report and accompanying notes to the financial statements.

- 2 -

HEARTFOODS GROUP, PBC
STATEMENTS OF OPERATIONS

Years Ended December 31, 2022 and 2021

	2022	2021
Sales	$ -	$ -
Cost of sales	-	-
Gross profit	-	-
Operating expenses		
General & administrative	127,229	45,462
Payroll	78,000	78,000
Total operating expenses	205,229	123,462
Operating loss	(205,229)	(123,462)
Other income (expenses)		
Interest income	144	-
Net income (loss) before income taxes	(205,085)	(123,462)
Provision for income taxes	-	-
Net loss	$ (205,085)	$ (123,462)

HEARTFOODS GROUP, PBC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2022 and 2021

	Common Stock			Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total
	Shares		Amount			
Balance, December 31, 2020	12,000,000	$	120	$ 1,380	$ -	$ 1,500
Stockholder cash contribution	-		-	5,000	-	5,000
Net income (loss)	-		-	-	(123,462)	(123,462)
Balance, December 31, 2021	12,000,000		120	6,380	(123,462)	(116,962)
Stockholder cash contribution	-		-	-	-	-
Net income (loss)	-		-	-	(205,085)	(205,085)
Balance, December 31, 2022	12,000,000	$	120	$ 6,380	$ (328,547)	$ (322,047)

See independent accountants' review report and accompanying notes to the financial statements.

- 4 -

HEARTFOODS GROUP, PBC
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Net loss	$ (205,085)	$ (123,462)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Increase (decrease) in liabilities:		
Accounts payable	4,878	-
Accrued expenses	78,000	78,000
Accrued interest	-	-
Related party advances	(11,705)	44,760
Net cash used in operating activities	(133,912)	(702)
Cash flows from financing activities		
Proceeds from issuance of SAFE notes	247,492	-
Proceeds from issuance of common stock	-	5,000
Reimbursement of SAFE deposit	(45,000)	-
Net cash provided by financing activities	202,492	5,000
Net increase in cash and cash equivalents	68,580	4,298
Cash and cash equivalents at beginning of year	5,798	1,500
Cash and cash equivalents at end of year	$ 74,378	$ 5,798
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

See independent accountants' review report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of HeartFoods Group, PBC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

HeartFoods Group, PBC was incorporated on October 29, 2020, under the laws of the State of Delaware, and is headquartered in Bellingham, WA. The Company operates as a design-build-operate entity contracting with customers to build their own net zero food waste to food production farms in any location or climate worldwide.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $11,042 and $8,955 for the years ended December 31, 2022 and 2021, respectively, recorded under the heading 'General and Administrative' in the statements of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. The Company contracts with customers to design and build the community's farm facility, supply the equipment, set-up and start-up the operations, and train the local operational staff in food waste collection and processing, grow room production, and produce harvesting and distribution. Revenue is recognized when the items are delivered to customers. Revenue is presented net of returns and discounts.

The Company did not recognize revenue for the years ended December 31, 2022 and 2021.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent events

Management has evaluated subsequent events through December 7, 2023, which is the date these financial statements were available to be issued.

Note 2 – Notes Payable

SAFE notes

During 2022, the company entered into simple agreements for future equity ("SAFE securities") with investors, for gross proceeds of $247,492 reduced by reimbursement in the amount of $45,000 to related stockholder for net proceeds of $202,492. The SAFE securities did not bear interest nor contain a maturity date and have a discount rate of 70%. The discount rate is applicable to the price of preferred stock sold during a qualified equity financing for conversion of SAFE agreements.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the discount price.

In the case of a liquidation event (as defined in the SAFE agreement), the investor of the SAFE agreements are automatically entitled to the greater of the: a) purchase amount in cash or b) the number of shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement).

In the event of dissolution, the investor will automatically receive a portion of Proceeds equal to the Cash-Out amount and is subject to liquidation priority.

In event of termination, the Safe agreements will automatically terminate without relieving the Company obligations arising from non-compliance or breach of the agreement. The Safe agreement will automatically convert into shares of capital stock or payment in cash for amounts due.

The Company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

Note 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $(347,832) and stockholder's deficit of $(341,332) since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 4 – Common Stock

At both December 31, 2022 and 2021, the Company has 12,000,000, $0.00001 par value, shares of common stock authorized, with 12,000,000 shares issued and outstanding. There were no common stock transactions during the two years ending December 31, 2022.

During 2021, the Company received $5,000 from related party stockholder as contribution with no shares issued in exchange for funds received.

The Company maintains 2020 Equity Incentive Plan ("Plan") which terminates on October 22, 2030 and may award to employees of the Company either restricted stock, stock options, or other stock awards as approved by the board. The Plan has initial reserve of cumulative shares of 3,000,000 and non-transferrable. As of December 31, 2022 and 2021, the Board has not approved nor granted any equity awards under the Plan.

Note 5 – Related Party Transactions

During the twelve months ended December 31, 2022 the Company had $119,055 of work performed by an affiliated company owned by management of the Company, and repaid $86,000 of the outstanding balances due, leaving a balance at December 31, 2022 of $33,055.

During the twelve months ended December 31, 2021, the Company had $38,236 of work performed by an affiliated company, it also consolidated its short-term loan of $6,524 into the payable account, leaving a balance at December 31, 2021 of $44,760.

Note 6 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is a potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Delaware.

The Company currently has a tax net operating loss of approximately $330,000 for which it may receive future tax benefits. However, as of December 31, 2022, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $69,500 and the valuation allowance is $69,500 which nets to a deferred tax asset of $0 as of December 31, 2022. The deferred tax asset and valuation allowance as of December 31, 2021 is approximately $26,000 representing a change of $43,500 on the allowance from 2021 to 2022.

Note 7 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact on its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.